                                                                    EXHIBIT 12

                           AMERICAN EXPRESS COMPANY
         COMPUTATION IN SUPPORT OF RATIO OF EARNINGS TO FIXED CHARGES
                             (Dollars in Millions)

                                                     Six Months                   Years Ended December 31,
                                                   Ended June 30,    -------------------------------------------------
                                                        2006            2005         2004         2003         2002
                                                   --------------    ----------   ----------   ----------   ----------
Earnings:
  Pretax income from continuing operations         $        1,848    $    4,248   $    3,831   $    3,415   $    3,021
  Interest expense                                          1,297         2,168        1,659        1,606        1,832
  Other adjustments                                            70           150          151          154          174
                                                   --------------    ----------   ----------   ----------   ----------
Total earnings (a)                                 $        3,215    $    6,566   $    5,641   $    5,175   $    5,027
                                                   --------------    ----------   ----------   ----------   ----------

Fixed charges:
  Interest expense                                 $        1,297    $    2,168   $    1,659   $    1,606   $    1,832
  Other adjustments                                            54           151          145          139          151
                                                   --------------    ----------   ----------   ----------   ----------
Total fixed charges (b)                            $        1,351    $    2,319   $    1,804   $    1,745   $    1,983
                                                   --------------    ----------   ----------   ----------   ----------

Ratio of earnings to fixed charges (a/b)                     2.38          2.83         3.13         2.97         2.54

Included in interest expense in the above computation is interest expense related to the international banking operations and the cardmember lending activities, which is netted against net investment income and cardmember lending net finance charge revenue, respectively, in the Consolidated Statements of Income.

For purposes of the "earnings" computation, other adjustments include adding the amortization of capitalized interest, the net loss of affiliates accounted for under the equity method whose debt is not guaranteed by the Company, the minority interest in the earnings of majority-owned subsidiaries with fixed charges, and the interest component of rental expense and subtracting undistributed net income of affiliates accounted for under the equity method.

For purposes of the "fixed charges" computation, other adjustments include capitalized interest costs and the interest component of rental expense.